SCHEDULE A
to the Operating Expenses Limitation Agreement

(as amended on January 1, 2018, to reflect a reduction in the operating expense limit)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Wasmer Schroeder High Yield Municipal Fund	0.75%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	WASMER, SCHROEDER & COMPANY, LLC

By: /s/ Douglas G. Hess	By: /s/Jason D. Diefenthaler
Name: Douglas G. Hess	Name: Jason D. Diefenthaler
Title: President	Title: Senior Vice President